UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Applied Natural Gas Fuels, Inc.
(formerly, PNG Ventures, Inc.)
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
03823T105
(CUSIP Number)
Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention: Richard Gashler, General Counsel
212-603-5700

With a copy to:
Bradley Vaiana, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Castlerigg PNG Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 2 of 13 Pages

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Castlerigg Master Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 13 Pages

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Sandell Asset Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 4 of 13 Pages

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Castlerigg International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 5 of 13 Pages

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Castlerigg International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 6 of 13 Pages

CUSIP No.	03823T105

1	NAMES OF REPORTING PERSONS Thomas E. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 7 of 13 Pages

CUSIP No.	03823T105
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 6”) amends the Schedule 13D filed on July 10, 2008 [File Number 005-84091] (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on August 8, 2008 (the “Amendment No. 1”), as amended by the Schedule 13D/A filed on August 23, 2008 (the “Amendment No. 2”), as amended by the Schedule 13D/A filed on October 22, 2008 (the “Amendment No. 3”), as amended by the Schedule 13D/A filed on November 14, 2008 (the “Amendment No. 4”), as amended by the Schedule 13D/A filed on December 30, 2008 (the “Amendment No. 5”, and together with the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Amended Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Amended Schedule 13D.
Except as otherwise provided herein, each Item of the Amended Schedule 13D remains unchanged.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the “Joint Filing Agreement”) was filed as Appendix II to the Original Schedule 13D.
Item 1. Security and Issuer
Item 1 of the Amended Schedule 13D is being amended and restated as follows:
This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (the “New Common Stock”), of Applied Natural Gas Fuels, Inc., formerly known as PNG Ventures, Inc., a Nevada company (the “Issuer”). The principal executive offices of the Issuer are located at: 3001 Knox Street, Suite 403, Dallas, TX 75205.
Item 2. Identity and Background
Item 2(a) of the Amended Schedule 13D is being amended and restated as follows:
(a) This Amendment No. 6 is being filed by Castlerigg PNG Investments LLC, a Delaware limited liability company (“Castlerigg LLC”); Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”); Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); and Thomas E. Sandell (“Sandell”). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the “Reporting Persons”. The filing of this statement on Schedule 13D/A and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Amended Schedule 13D is being amended and restated as follows:
The Reporting Persons acquired beneficial ownership of the 5,300,000 shares of the New Common Stock, representing approximately 26.5% of the common stock of the newly reorganized Issuer, in return for providing $8.325 million to fund the implementation of the Plan (as defined in Item 4 below) (inclusive of $250,000 advanced prior to the Confirmation Order (as defined in Item 4 below)). Pursuant to the Plan, the Reporting Persons also received a $5.5 million senior secured four year term note, as adjusted pursuant to its terms, accruing interest at 10% per annum, and a $250,000 senior secured short-term note. See Item 4 for additional information. The shares were acquired with funds derived from general working capital and from affiliates of the Reporting Persons.

Page 8 of 13 Pages

CUSIP No.	03823T105
Item 4. Purpose of Transaction
Item 4 of the Amended Schedule 13D is being amended and restated as follows:
The Reporting Persons have acquired beneficial ownership of the 5,300,000 shares of the New Common Stock through a plan of reorganization (the “Plan”) of the Issuer.
On September 9, 2009, the Issuer filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (“Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (“Bankruptcy Court”) (Case No. 09-13162). On March 12, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) (i) approving the Disclosure Statement (the “Disclosure Statement”) relating to the Issuer’s Plan and the Issuer’s procedures for soliciting votes on the Plan and (ii) confirming the Plan. The Disclosure Statement was attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2010. A copy of the Confirmation Order, with a copy of the Plan as confirmed attached thereto, was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference into this item 4. On March 24, 2010 (the “Effective Date”) the existing debt and equity securities of the Issuer were extinguished and the New Common Stock was authorized for issuance.
Castlerigg LLC provided approximately $8.325 million to fund the implementation of the Plan, in return for which it received on the Effective Date a $5.5 million senior secured four year term note, as adjusted pursuant to its terms, accruing interest at 10% per annum, a $250,000 senior secured short-term note and 5,300,000 shares of the New Common Stock representing approximately 26.5% of the New Common Stock of the newly reorganized Issuer.
On the Effective Date, Castlerigg LLC entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which Castlerigg LLC acquired 5,300,000 shares of the New Common Stock in consideration of the funding of the Plan. In addition, on the Effective Date, the Issuer, Fourth Third, LLC (“Medley”) and Castlerigg LLC entered into a shareholders’ agreement (the “Shareholders’ Agreement”) and a registration rights agreement (the “Registration Rights Agreement”).
Pursuant to the Shareholders’ Agreement, each of Medley and Castlerigg has the right to nominate one director for election to the Issuer’s Board of Directors (the “Board”) and each has agreed to vote its shares for the other’s nominee. In addition, the Issuer is required to obtain the approval of each of Medley and Castlerigg prior to undertaking certain actions, including, without limitation:
•	changing the size of the Board;

•	hiring or firing the Issuer’s senior executive officers;

•	pledging of any of the Issuer’s assets or creation of any liens;

•	making any changes in accounting methods or policies, or causing a change in the Issuer’s auditors;

•	amending the Issuer’s charter or bylaws in a manner that could reasonably be expected to be adverse to Medley or Castlerigg;

•	creating any committee of the Board;

•	issuing any preferred stock or other stock with rights senior to the shares of New Common Stock issued to Medley and Castlerigg; and

•	any sales, mergers or business combinations involving the Issuer.
The Shareholders’ Agreement also provides that if the Issuer has not been sold within four years of the Effective Date, then at any time upon the request of Medley or Castlerigg, the Issuer must retain a nationally-recognized investment bank for the purpose of effecting a sale of the Issuer.
See Item 6 and the attached exhibits for more information.

Page 9 of 13 Pages

CUSIP No.	03823T105
Item 5. Interest in Securities of the Issuer
Item 5 of the Amended Schedule 13D is being amended and restated as follows:
(a)	As of the close of business on March 24, 2010, the Reporting Persons beneficially own an aggregate of 5,300,000 shares of the New Common Stock, representing approximately 26.5% of the shares of the New Common Stock outstanding. The percentages used herein are based upon the 20,000,000 shares of the New Common Stock reported to be outstanding as of March 24, 2010 by the Issuer in Item 5.01 of its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010.

(b)	Each of the Reporting Persons has shared power to vote, direct the vote, dispose or direct the disposition of the 5,300,000 shares of the New Common Stock, constituting 26.5% of such class of securities.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Page 10 of 13 Pages

CUSIP No.	03823T105
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Amended Schedule 13D is being amended by adding the following:
Plan of Reorganization
On September 9, 2009, the Issuer filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in Bankruptcy Court (Case No. 09-13162). On March 12, 2010, the Bankruptcy Court entered the Confirmation Order (i) approving the Disclosure Statement relating to the Issuer’s Plan and the Issuer’s procedures for soliciting votes on the Plan and (ii) confirming the Plan.
Castlerigg LLC provided approximately $8.325 million to fund the implementation of the Plan, in return for which it received on the Effective Date a $5.5 million senior secured four year term note, as adjusted pursuant to its terms, accruing interest at 10% per annum, a $250,000 senior secured short-term note and 5,300,000 shares of the New Common Stock representing approximately 26.5% of the New Common Stock of the newly reorganized Issuer. A copy of the Confirmation Order, with a copy of the Plan as confirmed attached thereto, was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference into this item 6.
Subscription Agreement
On the Effective Date, the Issuer and Castlerigg LLC entered into the Subscription Agreement pursuant to which the Reporting Persons acquired beneficial ownership of 5,300,000 shares of the New Common Stock in consideration of the funding of the Plan. The Subscription Agreement contained typical representations and warranties of the Issuer and Castlerigg LLC.
The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.
Shareholders’ Agreement
On the Effective Date, the Issuer, Medley and Castlerigg LLC entered into the Shareholders’ Agreement, pursuant to which each of Medley and Castlerigg has the right to nominate one director for election to the Issuer’s Board and each has agreed to vote its shares for the other’s nominee.
The Issuer may not change the size of the Board or the number of directors required for a quorum without the consent of Medley and Castlerigg. In addition, the Issuer is required to obtain the approval of each of Medley and Castlerigg prior to undertaking certain actions, including, without limitation:
•	hiring or firing the Issuer’s senior executive officers;

•	pledging of any of the Issuer’s assets or creation of any liens;

•	making any changes in accounting methods or policies, or causing a change in the Issuer’s auditors;

•	amending the Issuer’s charter or bylaws in a manner that could reasonably be expected to be adverse to Medley or Castlerigg;

•	creating any committee of the Board;

•	issuing any preferred stock or other stock with rights senior to the shares of New Common Stock issued to Medley and Castlerigg; and

•	any sales, mergers or business combinations involving the Issuer.
The description of the Shareholders’ Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.

Page 11 of 13 Pages

CUSIP No.	03823T105
Registration Rights Agreement
On the Effective Date, the Issuer, Fourth Third, LLC and Castlerigg LLC entered into the Registration Rights Agreement, pursuant to which the Issuer agreed to file, on demand of either Castlerigg or Medley, a registration statement with the Securities and Exchange Commission (“SEC”) to register for public resale the shares owned by Castlerigg and Medley, which registration statement is required to become effective on the earlier of (i) the 90th day following the demand for such registration statement to be filed or (ii) the fifth trading day following the date on which the SEC notifies the Issuer that the registration statement will not be reviewed or is no longer subject to review and further comments. Within 30 days after becoming eligible to use a registration statement on Form S-3, the Issuer must file a shelf registration statement on Form S-3 to cover the shares owned by Castlerigg and Medley, which registration statement must become effective on the 90th day following the date on which the Issuer becomes eligible to utilize Form S-3, subject to certain exceptions. The Issuer also granted “piggyback” registration rights to Medley and Castlerigg, which are triggered if the Issuer proposes to file a registration statement for its own account or the account of one or more stockholders until the earlier of the sale of all of the shares owned by Castlerigg and Medley or such shares become eligible for sale under Rule 144 without restriction. Failure to timely satisfy the filing or effectiveness deadlines specified above will subject the Issuer to certain monthly financial penalties.
The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2010, and is incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Amended Schedule 13D is being amended by adding the following:
20. Confirmation Order, together with a copy of the Company’s First Amended Plan of Reorganization, as confirmed (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
21. Stock Subscription Agreement, dated as of March 24, 2010, by and between the Company and Castlerigg PNG Investments, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
22. Shareholders’ Agreement, dated as of March 24, 2010, by and among the Company, Fourth Third, LLC, and Castlerigg PNG Investments, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).
23. Registration Rights Agreement, dated as of March 24, 2010, by and among the Company, Fourth Third, LLC, and Castlerigg PNG Investments, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 30, 2010).

Page 12 of 13 Pages

CUSIP No.	03823T105
Signature
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 1st day of April, 2010.

CASTLERIGG PNG INVESTMENTS LLC

By:	Castlerigg Master Investments Ltd.,
its managing member and sole member

By:	Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell Thomas E. Sandell, Chief Executive Officer

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp.,
its Investment Manager

By:	/s/ Thomas E. Sandell Thomas E. Sandell, Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp.,
its Investment Manager

By:	/s/ Thomas E. Sandell Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp.,
its Investment Manager

By:	/s/ Thomas E. Sandell Thomas E. Sandell, Chief Executive Officer

THOMAS E. SANDELL

By:	/s/ Thomas E. Sandell Thomas E. Sandell

Page 13 of 13 Pages